UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

January 16, 2008

Item 3.	News Release

The News Release dated January 16, 2008 was disseminated via Marketwire Canadian and U.S.Timely Disclosure.

Item 4.	Summary of Material Change

The Company announced additional drilling results from the Heruga Deposit in southern Mongolia and the appointment of Mona M Forster to the position of Vice President and Corporate Secretary.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Thirty-two drill holes (including daughter holes) on nine sections spaced at 150 to 300 metre intervals along a 1,600 metre strike length of the Heruga discovery have now been completed. Significant copper, gold and molybdenum mineralization has been intersected in new drill holes on six of these sections. Five drills are currently active on the Heruga Deposit.

Over 34,000 metres have been drilled to date on Heruga. The results of this work have provided Entrée and Ivanhoe with substantial information about the structure and controls of the mineralization. Recent drilling has outlined a coherent block of copper-gold-molybdenum mineralization extending for approximately 1,600 metres north-south, with a vertical thickness typically varying between 400 to 800 metres, and a width of 200 to 300 metres. The mineralization is deep, with the shallowest portion on most sections starting at between 500 and 600 metres vertical depth. Selected drilling results were provided in a table and are available on the company website.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President & CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 16th day of January, 2008.

SCHEDULE “A”

DRILLING EXPANDS ENTRÉE GOLD’S

HERUGA MINERALIZATION, MONGOLIA

Vancouver, B.C., January 16, 2008 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) announces additional significant results on the Heruga Deposit located within its Javhlant license, Mongolia, from partner and project operator, Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”). The Javhlant license, located to the south of the Oyu Tolgoi deposit, is included in the joint Entrée-Ivanhoe Mines agreement area.

Thirty-two drill holes (including daughter holes) on nine sections spaced at 150 to 300 metre intervals along a 1,600 metre strike length of the Heruga discovery have now been completed. Significant copper, gold and molybdenum mineralization has been intersected in new drill holes on six of these sections. Five drills are currently active on the Heruga Deposit.

Greg Crowe, President and CEO of Entrée, commented, “This latest round of drilling has increased the size of the copper-gold-molybdenum system at Heruga and confirmed similarities to Oyu Tolgoi-style mineralization. We now have much greater confidence in the continuity of the Heruga discovery from section to section. Our partner, Ivanhoe Mines, has undertaken an ambitious program to continue exploring this system, which remains open to the east and north. Combined with the mineralization discovered on Entrée’s ground to the north of Oyu Tolgoi, this mineralized structural trend has now been traced for over twenty kilometres, with the greatest upside potential for additional discoveries on Entrée’s ground.”

Discussion and Highlights of Recent Drilling

Over 34,000 metres have been drilled to date on Heruga. The results of this work have provided Entrée and Ivanhoe with substantial information about the structure and controls of the mineralization. Recent drilling has outlined a coherent block of copper-gold-molybdenum mineralization extending for approximately 1,600 metres north-south, with a vertical thickness typically varying between 400 to 800 metres, and a width of 200 to 300 metres. The mineralization is deep, with the shallowest portion on most sections starting at between 500 and 600 metres vertical depth.

The most recent results support the working theory that gold-rich copper mineralization is capped by a molybdenum-rich shell. The similarities in structural setting, host rock lithologies and styles of alteration suggest that the mineralization at Heruga was formed at the same time as that of the Oyu Tolgoi deposits located 5 to 15 kilometres to the north.

Current drilling is focused on adding to mineralization along the east side, with five holes in progress. To the west, mineralization is present on the down-dropped side of the Bor Tolgoi Fault, but has not been sufficiently defined. At the south end of the deposit, the zone is apparently cut-off by an east-west trending fault to the south of the EJD0022 section. In the north, hole EJD001A deepened the earlier hole, EJD001, which had been terminated at a depth of 1138 metres. Hole EJD001A intersected over 400 metres of gold-rich mineralization, supporting the theory that the mineralized zone deepens and plunges to the north below the depth of previous drilling.

The Oyu Tolgoi structural trend, as currently defined, now has a total strike length in excess of 20 kilometres, encompassing Oyu Tolgoi in the centre and extensions onto the joint Entrée/Ivanhoe agreement area to both the south and north. From the Heruga Deposit in the south, the trend now extends through the Oyu Tolgoi deposits to the lower grade Ulaan Khud Zone (Airport North Zone), located approximately 10 kilometres north-northeast of the Hugo Dummett Deposit.

Significant results from eight additional holes are summarized in Table 1. Hole collar locations are shown on a map posted on the Entree website at www.entreegold.com. Earlier drill results from Heruga were reported in news releases dated October 3 and October 9, 2007.

Table 1. Selected mineralized intervals from the Heruga Deposit

Down-hole depth from-to m	Interval m	Cu %	Au g/t	Mo ppm	Cu Eq* %
Hole EJD0001A
1174 – 1602	430	0.42	0.75	117	1.00
Incl. 1442 -1604	162	0.42	1.42	7	1.32

Hole EJD0013B
602 – 608	6	0.93	0.05	420	1.32
716 – 790	74	0.70	0.28	281	1.12
966 - 1254	288	0.43	0.89	120	1.10

Hole EJD0015A
726 – 1444	718	0.32	0.28	85	0.58
Incl. 1310 - 1436	126	0.42	0.50	98	0.83

Hole EJD0017A
740 – 1338	598	0.62	0.60	173	1.15

Hole EJD0020A
1422 - 1460	38	0.43	1.45	19	1.37

Hole EJD0021
1000 - 1294	294	0.36	0.68	41	0.83
1534 - 1670	136	0.57	1.00	69	1.26

Hole EJD0022
1200 - 1294	94	0.78	0.61	125	1.28

Hole EJD0023
1110 - 1216	106	0.35	0.97	22	0.98
1302 - 1328	26	0.24	1.92	28	1.48
1500 - 1646	pending

*Copper Equivalent estimated using $1.15/lb copper, $500/oz gold and $10/lb molybdenum, without regard to recoveries.

Additional drill results and sections from the Heruga Deposit will be posted to Entrée’s web site at www.entreegold.com and to Ivanhoe Mines’ website at www.ivanhoemines.com.

Corporate Update

Entrée Gold has promoted Mona M. Forster to the position of Vice President and Corporate Secretary. Ms. Forster has been with the Company for over four years, during which time she has served as Business Manager and Corporate Secretary.

Quality Assurance and Quality Control

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe Mines”), and hosts the Hugo North Extension of the Hugo Dummett Deposit and the newly discovered Heruga Deposit.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date January 17, 2008
By: /s/ Mona Forster Mona Forster VP & Corporate Secretary